UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: July 30, 2007	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
Mitsubishi UFJ NICOS, Co., Ltd.

Liquidation of DC Card Trading Co., Ltd.

Tokyo, July 30, 2007—Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a subsidiary of MUFG, has decided to liquidate DC Card Trading Co., Ltd. (DC Card Trading). DC Card Trading is a wholly-owned subsidiary of Mitsubishi UFJ NICOS Co., Ltd. (Mitsubishi UFJ NICOS), which is a subsidiary of BTMU.

1.	Outline of DC Card Trading

(1) Address:	3-2, Dogenzaka 1-chome, Shibuya-ku, Tokyo

(2) Liquidator:	Naoyuki Abe

(3) Capital:	Japanese yen 100 million

(4) Main business:	Sale of marketing materials etc.

2.	Reason for liquidation

As part of a business reorganization being undertaken following the April 1, 2007 establishment of Mitsubishi UFJ NICOS (which resulted from the merger of DC Card Co., Ltd. and UFJ NICOS Co., Ltd.) the entire operations of DC Card Trading have been transferred to Card Business Services Co., Ltd., a subsidiary of Mitsubishi UFJ NICOS. It was therefore decided to liquidate DC Card Trading.

3.	Timing of liquidation

Liquidation is expected to be completed by the end of October 2007.

4.	Impact on business forecasts

This event is not expected to have any material effect on the previously announced business forecasts for MUFG and Mitsubishi UFJ NICOS for the current fiscal year.

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Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

Mitsubishi UFJ NICOS Co., Ltd.	Public Relations Division	81-3-5296-1128